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                                                                EXHIBIT 3(a)-7
























Notice to Stockholders of extension of restrictions on acquisition of Common Stock pursuant to Article Ninth of the company's Restated Certificate of Incorporation.





























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                      Notice of Extension of Restrictions
                        on Accumulation of Common Stock


TO ALL Holders of Common Stock of Grossman's Inc.:

          In order to assist in protecting the Company's tax net operating loss carryover and investment tax credit carryover, Article Ninth of the Company's Restated Certificate of Incorporation contains provisions restricting the acquisition of shares of the Company's Common Stock by any person (including any partnership, corporation or other entity). In general, Article Ninth, as previously modified and extended by the Board of Directors, provides that no person may, voluntarily or involuntarily, acquire any shares of Common Stock on or prior to December 31, 1993, (or such later date as may be determined by the Board of Directors), if the number of shares owned by such person (actually or constructively under certain attribution rules) would be more than 5% of the outstanding Common Stock.

          As of December 31, 1992, the Company had unexpired tax net operating loss carryovers of approximately $176 million and investment tax credit carryovers of approximately $4 million, the availability of which to offset liability for future federal income taxes would be jeopardized by increases in stock ownership by 5% shareholders under applicable Internal Revenue Code rules. Accordingly, at its meeting on November 15, 1993, the Board of Directors of the Company extended the restrictions of Article Ninth on the accumulation of common Stock for a further three-year period to December 31, 1996, subject to further extension or earlier termination, and to further modification, by the Board of Directors in accordance with Article Ninth. A copy of the resolutions adopted by the Board of Directors is enclosed herewith. A copy of Article Ninth, as so modified and extended, is available without charge upon application to the Secretary of the Company.

By order of the Board of Directors,



/s/ Richard E. Kent, Secretary

Richard E. Kent, Secretary

Enclosure

Dated:  November 18, 1993




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